ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009

(Unaudited)

#

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51 – 102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Balance Sheets
	March 31, 2009 (Unaudited)	December 31, 2008 (Audited)

Assets

Current assets:
Cash and cash equivalents	$2,582,328	$3,518,101
Amounts receivable	50,592	12,891
Prepaid expenses	14,374	20,547
	2,647,294	3,551,539
Mineral properties (Note 4)	12,696,076	11,827,534
Equipment (Note 5)	35,874	37,879
	$15,379,244	$15,416,952

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$170,206	$103,289
Due to related parties (Note 8)	14,438	13,162
Current portion of long-term debt (Note 6)	312,400	611,400
	497,044	727,851
Long-term debt (Note 6)	624,800	611,400
	1,121,844	1,339,251

Shareholders’ Equity:
Share capital (Note 7)	15,703,599	15,303,184
Contributed surplus	1,046,195	731,008
Deficit	(2,492,394)	(1,956,491)
	14,257,400	14,077,701
	$15,379,244	$15,416,952
Commitments and contingencies (Note 10)
Subsequent event (Note 15)

Approved by the Board of Directors:
“Gregory E. McKelvey”	Director
Gregory E. McKelvey

“Mark T. Brown”	Director
Mark T. Brown

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
For the three months ended March 31
(Unaudited)

	2009	2008

Expenses:
Amortization	$ 2,005	$ 1,165
Bank charges and interest	1,834	1,430
Corporate development	18,744	14,724
Filing fees	12,639	19,098
Insurance	3,642	-
Management and consulting fees	3,010	8,912
Office	27,875	37,634
Professional fees	53,110	55,322
Rent	5,674	5,258
Shareholders’ communication	23,856	36,948
Stock-based compensation	315,187	246,109
Transfer agent fees	3,231	9,290
Travel	6,704	7,412
Loss before other items	477,511	443,302

Other items:
Interest income	(6,567)	(38,675)
Foreign exchange losses	64,959	35,750
	58,392	(2,925)
Net loss and comprehensive loss	$ 535,903	$ 440,377
Loss per share – basic and diluted	$ 0.02	$ 0.02
Weighted average number of common shares outstanding	27,611,704	25,145,905

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Statement of Shareholders’ Equity
	Number of Shares	Amount	Shares Subscribed	Contributed Surplus	Deficit	Total Shareholders’ Equity

Balance at December 31, 2007 (Audited)	24,343,507	$ 12,252,817	$ 2,000	$ 50,467	$ (293,971)	$ 12,011,313
Share Issues:
Long-term debt payment (Note 6)	325,829	509,475	-	-	-	509,475
Option payments (Note 4)	542,266	708,793	-	-	-	708,793
Property payment – Bacanuchi (Note 4)	400,000	200,000	-	-	-	200,000
Net smelter royalty repurchase (Note 4)	50,000	62,500	-	-	-	62,500
Exercise of options (Note 7(b))	45,000	22,500	-	-	-	22,500
Exercise of Agent’s and Finder’s warrants (Note 7(b))	320,957	176,526	-	-	-	176,526
Fair value of option and warrants exercised (Note 7(b))	-	39,380	-	(39,380)	-	-
Exercise of warrants (Note 7(b))	1,331,193	1,331,193	-	-	-	1,331,193
Stock-based compensation (Note 7(g))	-	-	-	719,921	-	719,921
Excess proceeds received	-	-	(2,000)	-	-	(2,000)
Net loss and comprehensive loss for the year	-	-	-	-	(1,662,520)	(1,662,520)
Balance at December 31, 2008 (Audited)	27,358,752	15,303,184	-	731,008	(1,956,491)	14,077,701
Share Issues:
Long-term debt payment (Note 6)	637,700	318,850	-	-	-	318,850
Option payment (Note 4)	182,065	81,565	-	-	-	81,565
Stock-based compensation (Note 7(g))	-	-	-	315,187	-	315,187
Net loss and comprehensive loss for the period	-	-	-	-	(535,903)	(535,903)
Balance at March 31, 2009 (Unaudited)	28,178,517	$ 15,703,599	$ -	$ 1,046,195	$ (2,492,394)	$ 14,257,400

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the three months ended March 31
(Unaudited)
	2009	2008
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the period	$ (535,903)	$ (440,377)
Items not involving cash:
Amortization	2,005	1,165
Accrued interest income	(106)	-
Stock-based compensation	315,187	246,109
Foreign exchange losses on long-term debt	33,250	60,700
	(185,567)	(132,403)
Changes in non-cash working-capital items:
Amounts receivable	(37,595)	10,043
Prepaid expenses	6,173	8,048
Accounts payable and accrued liabilities	(28,782)	(27,224)
Due to related parties	1,276	1,625
Net cash used in operating activities	(244,495)	(139,911)

INVESTING ACTIVITIES
Exploration costs	(691,278)	(557,137)
Purchase of equipment	-	(17,241)
Net cash used in investing activities	(691,278)	(574,378)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	-	1,596,930
Net cash provided by financing activities	-	1,596,930

Net change in cash and cash equivalents	(935,773)	882,641

Cash and cash equivalents, beginning of period	3,518,101	6,629,208

Cash and cash equivalents, end of period	$ 2,582,328	$ 7,511,849
Supplemental disclosure with respect to cash flows (Note 9).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act and trades under the symbol “ANI” on the TSX Venture Exchange (the “Exchange”).

The Company owns a significant portion of the Santa Gertrudis gold deposit in Mexico and is primarily engaged in the acquisition and exploration of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The Company has an accumulated operating deficit of $2,492,394 to date. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult or impossible to secure.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should the Company be unable to continue in the normal course of business.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements are inclusive of the accounts of the Company and its wholly-owned subsidiaries: First Silver Reserve, S.A. de C.V., Recursos Escondidos, S.A. de C.V. and Compania Minera Chuqui, S.A. de C.V.  All intercompany transactions have been eliminated upon consolidation.

(b)

Interim financial statements

These interim consolidated financial statements have been prepared in accordance with GAAP and follow the same accounting policies and methods of their application as the annual consolidated financial statements. These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(c)

Use of estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property and deferred exploration costs, and accrued liabilities, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(d)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(e)

Mineral properties

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes cash consideration and the fair market value of any shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(f)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at March 31, 2009, the Company did not have any asset retirement obligations.

(g)

Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amount of the asset exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

(h)

Environmental expenditures

The operations of the Company have been and may in the future, be affected in varying degrees by changes in environmental regulations, including those for site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

(i)

Amortization

The Company provides for amortization on its equipment on a straight line method over the estimated useful life of the equipment.

(j)

Stock based compensation

The Company accounts for stock-based compensation using a fair value-based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(k)

Cash and cash equivalents

Cash and cash equivalents consist of cash and term investments with maturities of three months or less, deposited in a high-quality financial institution, together with accrued interest thereon. Term investments are readily convertible to known amounts of cash.

(l)

Foreign currency translation

The Company’s reporting currency is the Canadian Dollar. The Company’s Mexican operations are considered to be integrated operations with foreign currency transactions translated into Canadian Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period; and

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

(m)

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current year’s financial statement presentation.

(n)

Recently adopted accounting pronouncements

1.

The CICA issued Section 3064 – Goodwill and Intangible Assets replacing Section 3450, Research and Development Costs. The new standard, which the Company will adopt in fiscal 2009, establishes guidelines for the recognition, measurement, presentation and disclosure of research and development costs. Management is in the process of assessing the impact of this new standard and the impact on the Company’s consolidated financial statements has not yet been determined.

2.

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement.” It states that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company’s consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

3.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

(a)

Convergence to International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2011, for which the current and comparative information will be prepared under IFRS.

The Company commenced its IFRS conversion project in 2008. The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement items that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

(b)

Business combinations

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquire, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

3.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED - CONTINUED

(c)

Consolidated financial statement and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

4.

MINERAL PROPERTIES

Santa Gertrudis Property

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and other continuous claims under option as follows.

Lopez-Limon Option Agreement

The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000
December 1, 2009	30,000
June 1, 2010	190,000
December 1, 2010	250,000
June 1, 2011	600,000
December 1, 2011	700,000

Total	$ 2,150,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended its original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of amended agreement the following cash and share payments are required:

	Amount in cash or common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued	-
July 24, 2009	77,500		-
January 24, 2010	90,000		-
July 24, 2010	100,000		-
January 24, 2011	110,000		-
July 24, 2011	127,500		-
January 24, 2012	135,000		-
July 24, 2012	150,000		-

Total	$ 905,000		$ 45,000

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid
August 13, 2009	20,000
February 13, 2010	20,000
August 13, 2010	20,000
February 13, 2011	20,000
August 13, 2011	20,000
February 13, 2012	20,000
August 13, 2012	20,000
Final option payment	20,000

Total	$ 220,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

San Enrique and Greta Option

On March 11, 2008, the Company exercised its option and acquired the San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.

Minera Lixivian Option Agreement

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two concessions within the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)		Amount in common shares (US$)
October 15, 2008	$ 165,000	Paid	$ 228,000	Issued
April 15, 2009	165,000	Paid subsequently
October 15, 2009	62,000
April 15, 2010	30,000

Total	$ 422,000		$ 228,000

On October 17, 2008, the Company received final approval from the Exchange for this acquisition and issued 217,000 common shares at a value of $1.11 per share.

Net Smelter Royalty

In 2007, the Company purchased all Net Smelter Royalties listed below by paying $87,500 cash and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the Santa Gertrudis Property.

•

Production royalties on the claims owned by First Silver equal to 2% of the Net Smelter Return.

•

Royalties on the claims owned by Recursos equal to US$0.10 for every ton of ore extracted, until a maximum of US$2,000,000 is reached and production royalties equal to 1% of the Net Smelter Return.

•

Net Smelter Return is defined as the fair market value of all products less all costs, charges and expenses paid or incurred by the Company with respect to such products; including those incurred after such products leave the property.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

4.

MINERAL PROPERTIES - CONTINUED

Bacanuchi Property

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share.  $10,000 was advanced to the property owner for mining taxes. The definitive purchase and sale agreement was completed in 2008 and the title has been registered with the authorities in Mexico. The Exchange approved this transaction on July 12, 2007 and the shares were issued on April 11, 2008.

Subsequently in April 2009, the Company sold the Bacanuchi property for the reimbursement of the Company’s payments on the mining taxes in 2009, a future payment of US$1 million upon a feasibility study being completed and a 5% Net Profits Interest.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

4.

MINERAL PROPERTIES - CONTINUED

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon the discovery and economic recovery of ore reserves.  A breakdown of expenditures and carrying values by period is as follows:

	December 31, 2007	Expenditures for the year	December 31, 2008	Expenditures for the period	March 31, 2009
	(Audited)		(Audited)		(Unaudited)
Santa Gertrudis Property
Acquisition costs	$ 5,407,041	$ -	$ 5,407,041	$ -	$ 5,407,041
Annual mining taxes	63,740	229,757	293,497	165,318	458,815
Assaying	-	52,738	52,738	103,630	156,368
Camp and general	72,236	219,096	291,332	17,829	309,161
Drilling	-	908,876	908,876	-	908,876
Environmental costs	2,409	10,020	12,429	-	12,429
Field costs	806	14,600	15,406	1,055	16,461
Foreign value added tax credit	147,848	286,910	434,758	5,644	440,402
Geology	52,874	551,166	604,040	123,708	727,748
Geophysical	95,058	438,775	533,833	42,214	576,047
Metallurgical consulting	-	5,646	5,646	-	5,646
Net smelter royalty payments	87,500	62,500	150,000	-	150,000
Office and administrative	117,538	12,444	129,982	837	130,819
Option payments	208,501	1,237,342	1,445,843	81,565	1,527,408
Resources calculation	8,223	103,702	111,925	83,910	195,835
Surface access fees	-	84,934	84,934	36,875	121,809
Travel	33,738	256,647	290,385	42,774	333,159
Wages	110,954	664,863	775,817	163,183	939,000
	6,408,466	5,140,016	11,548,482	868,542	12,417,024
Bacanuchi
Assaying	-	2,425	2,425	-	2,425
Geology	-	21,008	21,008	-	21,008
Geophysical	-	997	997	-	997
Mining property payments	13,387	-	13,387	-	13,387
Office and administrative	-	387	387	-	387
Option payments	10,673	200,000	210,673	-	210,673
Staking	-	26,351	26,351	-	26,351
Travel	-	3,824	3,824	-	3,824
	24,060	254,992	279,052	-	279,052
Total	$ 6,432,526	$ 5,395,008	$ 11,827,534	$ 868,542	$ 12,696,076

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

5.

EQUIPMENT

	March 31, 2009			December 31, 2008
	Cost	Accumulated amortization	Net book value	Net book value
			(Unaudited)	(Audited)
Vehicle	$ 20,554	$ (6,597)	$ 13,957	$ 15,025
Office equipment	7,935	(1,626)	6,309	6,849
Exploration equipment	17,381	(1,773)	15,608	16,005
	$ 45,870	$ (9,996)	$ 35,874	$ 37,879

6.

LONG-TERM DEBT

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”). Together, these Companies control the Santa Gertrudis Gold Project in northern Mexico and at the date of acquisition owned or had options to acquire an aggregate of 35 mineral claims.

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement. The Company will also make three additional payments of US$500,000 to the vendor, MetalQuest (“MetalQuest”) (formerly Sonora Gold Corporation), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.

On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to MetalQuest in shares and issued 153,295 common shares valued at $1.66 per share to MetalQuest for 50% of the first payment of US$500,000. On July 9, 2008, the Company issued another 172,534 shares to pay for the remaining US$250,000.

On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to MetalQuest in shares and issued 637,700 common shares at $0.50 per share to MetalQuest for 50% of the current portion due.

Subsequently, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 to MetalQuest and postponing the payments as follows:

Amount in cash or common shares at the discretion of the Company (US$)
January 31, 2010	$ 250,000
July 31, 2010	250,000
January 31, 2011	250,000

Total	$ 750,000

The payments can be paid in cash or in common shares at the discretion of the Company with a minimum price and maximum price of $0.50 and $1.00 per share, respectively.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

7.

SHARE CAPITAL

a) Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

b) Issued

i)

During fiscal 2008, 320,957 Agent’s and Finder’s warrants were exercised at $0.55 per share for proceeds of $176,526. A fair value of $30,838 was recognized on these exercised warrants. Another 1,331,193 warrants were exercised at $1.00 for proceeds of $1,331,193.

ii)

During fiscal 2008, a total of 45,000 options were exercised at $0.50 per share for proceeds of $22,500. A fair value of $8,542 was recognized on these exercised options.

c) Escrow Shares

1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under all these escrow agreements, 10% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release. 2,772,467 shares have been released as of March 31, 2009, leaving a balance of 2,268,383 shares held in escrow.

379,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under this escrow agreement, 49% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release. 250,140 shares have been released as of March 31, 2009, leaving a balance of 128,860 shares held in escrow.

The total number of shares held in escrow at March 31, 2009 was 2,397,243.

d) Performance Bonus Pool

The Company has reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of an independent NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million common shares of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

7.

SHARE CAPITAL - CONTINUED

e) Stock Options

Options outstanding at March 31, 2009 and December 31, 2008 were as follows:

	March 31, 2009				December 31, 2008
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value

Outstanding, beginning of period	2,650,000	$ 0.82	3.86	$ 0.82	1,705,000	$ 0.48	4.47	$ 0.48
Granted	-	-	-	-	995,000	1.40	4.50	1.40
Exercised	-	-	-	-	(45,000)	(0.50)	-	0.50
Cancelled	-	-	-	-	(5,000)	(0.50)	-	0.50

Outstanding, end of period	2,650,000	$ 0.82	3.62	$ 0.82	2,650,000	$ 0.82	3.86	$ 0.82

As at March 31, 2009, the Company had the following options outstanding:

Expiry Date	Number of Options	Exercise Price
December 14, 2011	130,000	$0.20
July 12, 2012	1,525,000	$0.50
January 15, 2013	75,000	$1.60
June 17, 2013	620,000	$1.40
September 5, 2013	300,000	$1.35

	2,650,000

f) Warrants

Warrants outstanding at March 31, 2009 and December 31, 2008 were as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, December 31, 2007	7,839,732	$ 1.06	1.51

Exercised	(1,652,150)	0.91	-
Outstanding, December 31, 2008	6,187,582	$ 1.10	0.50
Outstanding, March 31, 2009	6,187,582	$ 1.10	0.26

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

7.

SHARE CAPITAL - CONTINUED

f) Warrants - Continued

As at March 31, 2009, the Company had the following warrants outstanding:

Expiry Date	Number of Warrants	Exercise Price
June 21, 2009	1,250,000	$1.50
July 5, 2009	1,275	$0.55
July 5, 2009	4,936,307	$1.00
	6,187,582

g) Stock-based Compensation

The fair value of options reported as compensation expense has been estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	Three months ended March 31, 2009	Three months ended March 31, 2008
Risk-free interest rate	3.00 – 4.45%	3.00 – 4.45%
Annualized volatility	108 – 117%	108 – 117%
Expected dividend yield	Nil	Nil
Expected option life in years	5 years	5 years

Based on these variables, stock-based compensation expense for the options vested during the three months ended March 31, 2009 was $315,187 (three months ended March 31, 2008 - $246,109).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect fair value estimates and, therefore, it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock-option grants.

8.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2009, the Company:

a)

incurred an expense of $2,250 (2008 - $1,500) for rent to a private company controlled by a director of the Company.

b)

incurred an expense of $32,500 (2008 - $34,500) for management and accounting services to a private company controlled by a director of the Company.

As at March 31, 2009, a total of $14,438 (December 31, 2008 - $13,162) was owed to a private company controlled by a director of the Company for accounting, management fees and rent.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the three months ended March 31, 2009,

a)

The Company issued 182,065 common shares valued at $81,565 for an option payment (Note 4).

b)

The Company issued 637,700 common shares valued at $318,850 for 50% of the second anniversary of the long-term debt payment of US$500,000 (Note 6).

c)

The Company received interest income in cash for $6,461.

During the three months ended March 31, 2008,

a)

The Company issued a total of 357,429 common shares valued at $505,198 for an option payment and a net royalty smelter purchase payment (Note 4).

b)

The Company issued 153,295 common shares valued at $254,700 for 50% of the first anniversary long-term debt payment of US$500,000 (Note 6).

c)

The Company received interest income in cash for $38,675.

10.

COMMITMENTS AND CONTINGENCIES

The Company is committed to pay US$15,000 each quarter to a private company for corporate development work for 12 months from July 6, 2008 to July 5, 2009.

11.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Total
Three months ended March 31, 2009
Loss for the year	$(477,622)	$(58,281)	$(535,903)
Capital expenditures	$-	$691,278	$691,278

Three months ended March 31, 2008
Loss for the year	$(439,948)	$(429)	$(440,377)
Capital expenditures	$-	$574,378	$574,378

As at March 31, 2009
Assets	$2,570,833	$12,808,411	$15,279,244

As at December 31, 2008
Assets	$3,496,552	$11,920,400	$15,416,952

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

12.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities and long-term debt approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s exploration expenditures by $10,000 based on a $1 million program.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $25,000.

13.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

13.

MANAGEMENT OF CAPITAL RISK - CONTINUED

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact consolidated financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2009

(Unaudited)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES – CONTINUED

	March 31 2009	December 31 2008
a) Assets
Mineral property costs under Canadian GAAP	$ 12,696,076	$ 11,827,534
Less deferred costs expensed under U.S. GAAP	(12,696,076)	(11,827,534)
Mineral property costs under U.S. GAAP	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (535,903)	$ (1,662,521)
Mineral property costs expensed under U.S.GAAP	(868,542)	(5,395,008)
Net loss under U.S. GAAP	$ (1,404,445)	$ (7,057,529)

c) Deficit
Closing deficit under Canadian GAAP	$ (2,492,394)	$ (1,956,492)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(12,696,076)	(11,827,534)
Closing deficit under U.S. GAAP	$ (15,188,470)	$ (13,784,026)

d) Cash flows - Operating activities
Cash used in operating activities - Canadian GAAP	$ (244,495)	$ (240,281)
Loss under Canadian GAAP	535,903	1,662,521
Loss under U.S. GAAP	(1,404,445)	(7,057,529)
Non-cash exploration costs expensed under U.S. GAAP	177,264	1,023,413
Cash used in operating activities - U.S. GAAP	$ (935,773)	$ (4,611,876)

e) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (691,278)	$ (4,399,046)
Mineral property costs expensed under U.S. GAAP	691,278	4,371,596
Cash used in investing activities - U.S. GAAP	$ -	$ (27,450)

15. SUBSEQUENT EVENT

On May 15, 2009, the Company announced a non-brokered private placement of 4.3 million units at $0.35 per unit for gross proceeds of $1,505,000. The financing proceeds will be used for drilling at the Santa Gertrudis Property.